UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of January 2017

__________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM

1.	Notice of Relevant Information dated January 27, 2017

Bogota, January 27, 2017

In regard to the recent announcement made by Colombia’s National Agency of Infrastructure (Agencia Nacional de Infraestructura – ANI) with respect to its request for the declaration of nullity of contract to the arbitral tribunal appointed in relation to toll road concession “Ruta del Sol Sector 2”, Grupo Aval Acciones y Valores S.A. (“Grupo Aval” or the “Company”) informs:

•	Grupo Aval is the controlling shareholder of Corporación Financiera Colombiana S.A. (“Corficolombiana”). Corficolombiana is the sole shareholder of Episol S.A.S (“Episol”), and Episol is the owner of 33% of the shares of Concesionaria Ruta del Sol S.A.S. (“CRDS”), company in charge of Ruta del Sol Sector 2, in which Odebrecht and CSS Constructores own the remaining 62% and 5%, respectively.

•	The investment of Episol in CRDS amounts to Ps$0.35 trillion approx. (US$119 million), equivalent to 1.7% of the total assets of Corficolombiana and to 0.2% of Grupo Aval’s total consolidated assets.

•	The indebtedness of CRDS with financial entities amounts to Ps$2.4 trillion (US$ 817 million) as of December 31, 2016, of which 50% corresponds to loans granted by banks controlled by Grupo Aval.

•	The Ps$1.2 trillion (US$408 million) debt of CRDS granted by our banking subsidiaries, represents 0.8% of the consolidated loan portfolio of Grupo Aval as of September, 2016.

•	In case of an eventual early liquidation of Ruta del Sol Sector 2, Grupo Aval’s estimations indicate that the amounts to be paid in retribution of the roadworks completed to date will be sufficient for the payment in full of the indebtedness with financial entities.

•	Since 2009, year in which the Ruta del Sol Sector 2 begun, Episol’s income derived from its participation in CRDS represents approximately 5% of the accumulated net income recorded by Corficolombiana, and 0.9% of Grupo Aval’s consolidated accumulated net income.

In this document, Ps trillion refers to millions of millions. Amounts converted to USD using exchange rate of 2.937 pesos/USD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2017

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel